Exhibit 99.1

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Makita Corporation, a Japanese corporation (the “Company”), does hereby certify that, to such officer’s knowledge:

1.	The accompanying Annual Report of the Company on Form 20-F for the period ended March 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Makita Corporation

By:	/s/ Masahiko Goto

Name: Title:	Masahiko Goto President and Representative Director

Date: August 8, 2003

Makita Corporation

By:	/s/ Ken-ichiro Nakai

Name: Title:	Ken-ichiro Nakai Director, General Manager of Administration Headquarters

Date: August 8, 2003